Rule 424(b)(2)
Registration Statement No. 333-131159
CUSIP 125581AX6; ISIN US125581AX60
Common Code 024688348

PRICING SUPPLEMENT NO. 4
Dated February 28, 2006 to
Prospectus, dated January 19, 2006 and
Prospectus Supplement, dated January 20, 2006

$500,000,000

CIT GROUP INC.
5.40% Senior Notes Due March 7, 2013

Joint Lead Managers

Blaylock & Company, Inc.	The Williams Capital Group, L.P.

Senior Co-Manager

Lehman Brothers

Co-Managers

Doley Securities LLC		Guzman & Company

Loop Capital Markets, LLC		Ramirez & Co., Inc.

Siebert Capital Markets	Toussaint Capital Partners, LLC	Utendahl Capital Partners, L.P.

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)

5.40% Senior Notes due March 7, 2013	$ 500,000,000	99.764%	$ 53,500

(1) This Registration Fee is calculated pursuant to Rule 457(o) under the Securities Act.

(X) Senior Notes	( ) Subordinated Notes

Principal Amount:	$500,000,000

Proceeds to Corporation:	99.364%%, or $496,820,000

Underwriters’ Commission:	0.40%, or $2,000,000

Issue Price:	99.764%, or $498,820,000

Original Issue Date:	March 7, 2006.

Maturity Date:

March 7, 2013, provided that if such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date this payment was due, and no interest will accrue as a result of this delayed payment.

Interest Rate:	The Notes will bear interest at an annual rate of 5.40%.

Specified Currency:	U.S. Dollars ($).

Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through The Depository Trust Company, Clearstream and Euroclear, as the case may be, on or about March 7, 2006.

Form:	Global Notes.

Denominations:	The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest Payment Dates:

Interest will be paid on the Maturity Date and semiannually on March 7 and September 7 of each year, commencing on September 7, 2006, provided that if any such day is not a Business Day, the payment will be made on the next Business Day as if it were made on the date this payment was due, and no additional interest will accrue as a result of this delayed payment.

Accrual of Interest:

Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment Date.

Exchange Listing:	None.

Other Provisions:

“Notes” means the $500,000,000 5.40% Senior Notes Due March 7, 2013.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York.

Trustee, Registrar, Authenticating Agent, and U.S. Paying Agent:	JPMorgan Chase Bank, N.A.

CUSIP:	125581AX6

ISIN:	US125581AX60

Common Code:	024688348

PLAN OF DISTRIBUTION

          We have entered into a terms agreement, dated as of February 28, 2006, with the Underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

Underwriters of Notes	Principal Amount

Blaylock & Company, Inc.	$267,500,000
The Williams Capital Group, L.P.	87,500,000
Lehman Brothers Inc.	75,000,000
Doley Securities LLC	10,000,000
Guzman & Company	10,000,000
Loop Capital Markets, LLC	10,000,000
Muriel Siebert & Co., Inc.	10,000,000
Samuel A. Ramirez & Company, Inc.	10,000,000
Toussaint Capital Partners, LLC	10,000,000
Utendahl Capital Partners, L.P.	10,000,000

Total	$500,000,000

          We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement, and to certain dealers at a price less a concession not in excess of 0.20% of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.10% of the principal amount of the Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

          The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

          The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

          In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

          Certain of the underwriters may make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between such Underwriters and their respective customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from such Underwriters based on transactions they conduct through the system. Such Underwriters will make the Notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

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          Other than this pricing supplement, the accompanying prospectus and prospectus supplement, the registration statement of which they form a part and the issuer free writing prospectuses (collectively, the “Offering Documents”) (each in electronic format as filed with the SEC), the information on any Web site is not a part of the Offering Documents.

          Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

          The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

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